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                                                                 EXHIBIT 20.1.

[HYPERION SOFTWARE LOGO]

777 Long Ridge Road
Stamford, CT 06902

Tel 203-321-3500

Fax 203-322-3904


FOR IMMEDIATE RELEASE                                  CONTACT:  Lucy Ricciardi
---------------------                                            Michael Manto

             HYPERION SOFTWARE ANNOUNCES TWO-FOR-ONE STOCK SPLIT
                     AND ADOPTS STOCKHOLDERS RIGHTS PLAN


        STAMFORD, Conn., November 20, 1995--Hyperion Software Corporation (NASDAQ: HYSW), a leading provider of client/server financial management solutions to large organizations worldwide, today announced that its board of directors approved a two-for-one stock split of the company's common stock. The directors also adopted a Stockholder Rights Plan in which preferred stock rights will be distributed as a rights dividend at the rate of one right for each share of common stock held as of the close of business on December 1, 1995.

        The stock split is payable in the form of a stock dividend. Accordingly, all stockholders of record at the close of business on December 1, 1995 will receive one additional share for each share owned as of that date. The additional shares will be distributed to stockholders on or about December 15, 1995. Upon completion of the stock split, Hyperion will have approximately
16.4 million shares of common stock outstanding. The company believes that the stock split will further improve trading liquidity and broaden ownership of its common stock.

        The Rights Plan is designed to deter coervice or unfair takeover tactics and to prevent an acquirer from gaining control of Hyperion without offering a fair price to all of the company's stockholders. The plan was not adopted by the board in response to any specific offer or threat, but rather is intended to protect the interests of stockholders in the event the company is confronted in the future with coercive or unfair takeover tactics. Similar plans have been adopted by over 1,000 public companies.

        Each right will entitle holders of Hyperion common stock to buy one share of Series A Junior Participating Preferred Stock of the company at an exercise price of $150 after giving effect to the two-for-one stock split. The rights will be exercisable only if a person or group acquires more than 15% of the common stock, or announces a tender or exchange offer which would result in its ownership of 15% or more of the common stock, or a person owning 10% or more of the common stock is determined by the board to be an Adverse Person, as defined in the Rights Plan.


                                   - more -

IMRS is now Hyperion Software
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Hyperion Software Announces Stock Split and Rights Plan--Page 2


        If any person or group becomes the beneficial owner of 20% or more of the common stock except pursuant to a tender offer for all shares at a price that a majority of the independent directors determines to be fair; a more-than-15% stockholder engages in a merger with the company in which the company survives and its common stock remains outstanding and unchanged; certain other self-dealing events involving the company and a more-than-15% stockholder occur; or, under certain circumstances, the board determines a 10% or more stockholder to be an Adverse Person, each right not owned by such person or related parties will entitle its holder to purchase, at the then current exercise price of the right, common stock of Hyperion Software (or, in certain circumstances, a combination of cash, property, common stock or other securities or a reduction in the exercise price) having a value of twice the right's exercise price. In such circumstances, the company may also exchange one share of common stock for each right outstanding. In addition, if the company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells or transfers more than 50% of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase, at the then current exercise price of the right, shares of common stock of such other person having a value of twice the right's exercise price.

        The company can, in certain circumstances, redeem the rights at $.01 per right. The rights will expire on November 17, 2005, unless earlier redeemed or exchanged.

        Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

        Hyperion Software, with $147 million in sales for the 12-month period ended September 1995, develops, markets and supports complete financial management and accounting solutions for large, multinational corporations. The company's client/server products include accounting, management reporting, financial consolidation, budgeting, and information access software. With more than 2,400 corporate customers, Hyperion Software is ranked second in the client/server accounting market by IDC, a leading provider of market research on the worldwide information technology market. Hyperion Software customers include 65 percent of the Fortune 100 and over 50 percent of the Fortune 500 companies. A winner of the Inc./MCI Positive Performer's 1995 National Award, Hyperion Software is known for its exceptional customer service. Hyperion Software is headquartered in Stamford, Connecticut.



                                    # # #


Hyperion, Financial Intelligence, Executive Forum, IMRS, Micro Control and OnRequest are registered trademarks and Hyperion Financials, Hyperion Enterprise, Hyperion Pillar, Hyperion Analyst, Hyperion Connect, Hyperion Retrieve, Hyperion Reporting, Hyperion Forms, Hyperion OnTract, Hyperion OLAP, Hyperion Ledger, Hyperion Payables, Hyperion Admin, Hyperion Tools, Hyperion Purchasing, Hyperion Receivables, Hyperion Assets, Hyperion Software and LedgerLink are trademarks of the company. FYPlan and Pillar are registered trademarks and FYControl is a trademark of Hyperion Software, Pillar Group, Inc., a wholly-owned subsidiary of the company. All other trademarks and company names mentioned are the property of their respective owners.